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May 9, 2008

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Jessica Kane

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Lawson Products, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2008
File No. 0-10546

Dear Ms. Kane:

On behalf of our client, Lawson Products, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated April 25, 2008, concerning the above-referenced document. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.

Definitive Proxy Statement on Schedule 14A

Proposal 1: Election of Directors, page 1

1.

In future filings, please describe the business experience for all directors or director-nominees, including each person’s principal occupations and employment during the past five years and the names and principal business of any corporation or other organization in which such occupations and employment were carried on.

RESPONSE: In future filings, the Company will identify for all director or director-nominees their principal occupations and employment during the past five years and the names and principal business of any corporation or other organization in which occupations and employment were carried.

In its 2008 Proxy Statement, the Company provided the requisite disclosure for director/director nominees Wilma Smelcer and Ronald B. Port, M.D. and directors

Ms. Jessica Kane

Securities and Exchange Commission

May 9, 2008

Thomas S. Postek, Mitchell H. Saranow, James S. Errant, Lee S. Hillman, and Thomas J. Neri. The Company states in the paragraph preceding the listing of directors and director nominees that each director or director-nominee has held the indicated position, or an executive position with the same employer, for at least the past five years, unless otherwise indicated.

For director/director nominee Robert G. Rettig, the Company will disclose in future filings that he is currently a business consultant and private investor. Mr. Rettig retired from Illinois Tool Works as a Senior Vice President in 1989.

For director James T. Brophy, the Company will disclose in future filings that he is a certified public accountant and certified financial analyst who worked as an investment banker for more than 30 years. Mr. Brophy retired from Stifel Nicolaus as a Vice President in 1985.

Compensation Discussion and Analysis, page 9

2.	In future filings, please disclose how each compensation element and decisions regarding that element affect decisions regarding other compensation elements. See Item 402(b)(1)(vi) of Regulation S-K.

RESPONSE: In future filings, the Company will disclose, to the extent appropriate, how each compensation element and decisions regarding that element affect decisions regarding other compensation elements. The Company will revise the disclosure as follows (and update for 2008):

When making compensation decisions, certain elements are evaluated together, if appropriate, and the magnitude of compensation in one element may impact the magnitude and design of other elements. Overall total direct compensation is targeted at or above the median of compensation paid by peer group companies when incentive plan “target” performance is achieved. The Company’s 2007 incentive plan design was weighted toward the achievement of long-term performance goals. For this reason, long-term opportunities, at “target,” lead median practices while short-term incentives, at “target,” are at the peer group median. Targets for short- and long-term incentives are designed to provide opportunities for higher compensation upon the achievement of the goals associated with superior results in each plan. While each compensation program has specific objectives, through the analysis of competitive practices, the Company analyzes peer group compensation and market practices to ensure its compensation plans in aggregate are aligned with the market.

Peer group companies whose pay practices are evaluated include organizations of similar revenue size, companies involved in wholesale trade and/or closely held companies. In the peer group analysis, the Company evaluates each pay component directly against similar components for its peers. In addition, the Company evaluates the combined value

Ms. Jessica Kane

Securities and Exchange Commission

May 9, 2008

of its compensation components against total direct compensation in the market.

3.

In future filings, please disclose whether discretion can be or has been exercised when making awards pursuant to your Annual Incentive Plan and your Current Long Term Incentive Plan to either award compensation in the absence of attaining all relevant performance goals or to reduce or increase the size of any award. See 402(b)(2)(vi) of Regulation S-K.

RESPONSE: In future filings, the Company will disclose that discretion can and has been exercised when making awards pursuant to its Annual Incentive Plan and its current Long-Term Incentive Plan. Discretion can be utilized both to award compensation in the absence of attaining all relevant performance goals or to reduce or increase the size of any award. Both the Annual Incentive Plan and Long-Term Incentive Plan provide the Compensation Committee of the Board of Directors with discretion in making awards. To the extent appropriate, the Company will make this disclosure in future filings.

4.

In future filings, please describe the individual performance goals and the elements of executive officer performance that are taken into account when making awards pursuant to your Annual Incentive Plan. See Item 402(b)(2)(vii) of Regulation S-K. We note the disclosure regarding your CEO on page 16. Please identify and quantify the four individual performance objectives.

RESPONSE: In future filings, the Company will, to the extent appropriate, describe the individual performance goals and the elements of executive officer performance that are taken into account when making awards pursuant to its Annual Incentive Plan. The Company considered a mix of individual performance goals for its executive officers in 2007, including such considerations as implementation of the Better Together business unit consolidation, reductions in accounts receivable, merchandising fulfillment, and board relations, among others, when setting awards under the Annual Incentive Plan.

With regard to the CEO’s compensation under the Annual Incentive Plan for 2007, the four individual performance objectives referred to on page 16 were (i) implementation of the Better Together business unit consolidation, (ii) evaluation of the senior executive team and structure, (iii) developing a turnaround plan for key business units, and (iv) generating $2.5 million in operating efficiencies.

Implementing the Better Together business unit consolidation was weighted 10%. This goal was based on the CEO’s performance toward streamlining the organization and management structures of four business units, while maintaining each group’s branding. The CEO received $22,500 for his performance related to this objective in 2007.

Evaluation of the senior management team and structure was weighted 20%. This goal was linked to business unit consolidation and included a review of the senior

Ms. Jessica Kane

Securities and Exchange Commission

May 9, 2008

management team and a talent assessment, and when necessary, upgrading that talent. Recruiting a potential CEO successor was also linked to successful achievement of this goal. The CEO received $112,500 for his performance related to this objective in 2007.

Development and implementation of a turnaround plan for three business units was weighted 10%. In this goal, the CEO was asked to first evaluate the viability of these business units, and second, implement performance turnaround plans. The CEO received $30,000 for his performance related to this objective in 2007.

Finally, generating $2.5 million of cost savings from operational efficiencies was weighted 10%. The CEO received $67,500 for his performance related to this objective in 2007.

These four performance objectives, when combined with profitability as an objective, which was weighted 50%, total 100% of the objectives on which the CEO’s annual incentive award was set. The CEO received a total annual incentive award of $345,000 for 2007.

5.

In future filings, please disclose your policies regarding the adjustment or recovery of awards if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the awards. See Item 402(b)(2)(viii) of Regulation S-K.

RESPONSE: In future filings, the Company will, to the extent appropriate, disclose its policies regarding the adjustment or recovery of compensation awards if the relevant performance measures upon which they are based are restated or otherwise adjusted to reduce the size of the awards. Under the terms of the Company’s compensation plans, the Compensation Committee of the Board of Directors has full discretion to adjust the size of an award under the circumstances described above. The Company will make such disclosure in future filings.

Corporate AIP Objective, page 12

6.

The information in the first paragraph and the bullets is confusing. In future filings, please make clear what metric you use for profitability to determine performance. Please explain more clearly what you are excluding from the line items you cite. Do you exclude the items in the bullet points from your profitability metric to arrive at performance targets? If so, please state this. Otherwise, explain what exactly you are trying to relay to investors.

RESPONSE: In future filings, the Company will be clearer in its description of the metric for profitability under the Annual Incentive Plan as described in the Compensation

Ms. Jessica Kane

Securities and Exchange Commission

May 9, 2008

Discussion & Analysis. In particular, under the heading “Corporate AIP Objective,” the Company will revise the disclosure as follows (and update for 2008):

The key performance measure for our executives under the AIP is Company profitability. The Company sets the “profitability” metric as operating income (as shown in the income statement filed with the Annual Report on Form 10-K) less certain expenses and credits including, for 2007, the (i) credit of $0.5 million resulting from compensation income related to the Current LTIP; (ii) Stock Performance Rights credit of $0.4 million; (iii) approximately $12.0 million of severance and other charges; (iv) legal and other expenses of $5.8 million associated with an investigation by federal authorities; and (v) $2.3 million of incentive compensation costs. Using this metric for profitability, the Company set the “target” for 2007 at $49.7 million, which was a challenging objective for management. The 2007 target was 11.9% above the comparable AIP target for profitability in 2006 of $44.4 million. Using the metric for profitability described above, actual 2007 results were $39.5 million, or 79.5% of “target” and are equal to the AIP “threshold” of $39.5 million. The Plan “threshold” level is the minimum level of performance needed to fund payment to our executives for this goal.

7.	In addition, it is not clear whether the AIP was funded since you met the threshold level. Please explain why no discretionary bonus amounts were paid last year if the threshold was met.

RESPONSE: In future filings, the Company will be clearer in describing whether the AIP was funded. The AIP was funded this year as the “threshold” level was met. Bonuses under the AIP were disclosed in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.” There were no discretionary or unscheduled bonuses or awards made as shown in the column “Discretionary Bonus” of the Summary Compensation Table.

Certain Relationships and Related Transactions, page 32

8.

In future filings, please disclose whether your related party transactions policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

RESPONSE: The Company does not have written policies and procedures with respect to related party transactions and will consider adopting written policies and procedures in the future. In future filings, the Company will disclose that the Audit Committee of the Board of Directors, pursuant to its charter, reviews and approves all related party transactions and will disclose any written policies and procedures, if adopted.

* * * * *

Ms. Jessica Kane

Securities and Exchange Commission

May 9, 2008

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments.

Sincerely yours,

/s/ Heidi J. Steele

Heidi J. Steele